Exhibit 99.1

Execution Copy

Certain information has been excluded from this exhibit because it is both not material and is the type that the registrant treats as private or confidential; such information is identified with [**].

SHARE PURCHASE AGREEMENT

dated 19 October 2022

by and between

Altamira Therapeutics Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

(“Seller”),

and

[**]

(the “Purchaser”)

(the Seller and the Purchaser together the “Parties“ and each of them a “Party”)

regarding the purchase and sale of

90% of the share capital of Zilentin AG

Table Of contents

1.	DEFINED TERMS	1
2.	SALE AND PURCHASE OF SHARES	1
2.1	Object of Sale and Purchase	1
2.2	Purchase Price	1
3.	CONDITIONS PRECEDENT TO CLOSING	2
4.	CLOSING	2
4.1	Date and Place of Closing	2
4.2	Closing Actions of the Seller	2
4.3	Closing Actions of the Purchaser	7
4.4	Closing Minutes	3
4.5	Non-Performance of the Closing Actions	3
5.	ACTIONS BETWEEN SIGNING AND CLOSING	3
5.1	General; Good Faith	3
5.2	Ordinary Course of Business	3
6.	REPRESENTATIONS AND WARRANTIES	4
6.1	Representations and Warranties of the Seller	4
	6.1.1 Capacity	4
	6.1.2 Shares; Legal Title	4
	6.1.3 Incorporation and Existence of the Company; Conduct of Business	4
	6.1.4 Records and Financial Statements	4
	6.1.5 Assets	4
	6.1.6 Debt	5
	6.1.7 Contracts	5
	6.1.8 Litigation	5
	6.1.9 Intellectual Property	5
	6.1.10 Taxes	5
6.2	Representations and Warranties of Purchaser	5
	6.2.1 Corporate Existence	5
	6.2.2 Effects of Execution of Agreement	6
	6.2.3 Proceedings Pending	6
	6.2.4 Financial Position	6
6.3	Exceptions; Representations and Warranties Exclusive	6
7.	COVENANTS OF PURCHASER	7
8.	REMEDIES IN CASE OF MISREPRESENTATION OR BREACH OF WARRANTY	7
8.1	Term of Representations and Warranties	7
8.2	Notice of Breach	7
8.3	Remedies of the Purchaser	7
8.4	Limitation and Exclusion of Remedies of the Purchaser	8
8.5	Remedies of the Seller	8
8.6	Time Limitations and Remedies Exclusive	8
9.	LIMITATIONS OF SELLER’S LIABILITY; THIRD PARTY CLAIMS	8
9.1	Limitations of Seller’s Liability under this Agreement	8
9.2	Third Party Claims	9
10.	MISCELLANEOUS	10
10.1	Entire Agreement; Amendments	10
10.2	No Waiver	10
10.3	Severability	10
10.4	Notices	10
10.5	Confidentiality	10
10.6	Press Releases	11
10.7	Assignment	11
10.8	Cost and Expenses; Taxes	11
11.	APPLICABLE LAW AND DISPUTE RESOLUTION	11

i

Table of Schedules

1	Defined Terms
2.2(a)	InterCo Loans
4.2(e)	Option Agreement
6.1.9	Intellectual Property

ii

WHEREAS:

(A)	Purchaser is a private investor making investments in various industries.

(B)	Zilentin AG, a stock corporation duly incorporated under the laws of Switzerland having its registered address at c/o Otolanum AG, Bahnhofstrasse 21, 6300 Zug, Switzerland (the “Company”), has a fully paid share capital of CHF 100,000, divided into 100 registered shares with a par value of CHF 1000 each (the “Share Capital”). The Company is active in the development of pharmaceutical products for the treatment of inner ear disorders.

(C)	Purchaser has conducted a due diligence review with respect to the Company together with Purchaser’s professional advisors. Purchaser and Purchaser’s professional advisors had access to, reviewed and analysed detailed financial, legal and operational information which is material for the Company and the Business, received all requested related documentation and held discussions and interviews with the management of the Company (such review, analysis and discussions, the “Due Diligence”).

(D)	Purchaser wishes to purchase from Seller 90% of the Share Capital, and Seller wishes to sell to Purchaser 90% of the Share Capital, subject to the terms and conditions set out in this Agreement.

NOW, THEREFORE, the Parties herewith AGREE as follows:

1.	DEFINED TERMS

As used in this Agreement, capitalised terms shall have the meaning set forth in Schedule 1.

2.	SALE AND PURCHASE OF SHARES

2.1	Object of Sale and Purchase

In accordance with the terms of this Agreement, Seller hereby sells 90 registered shares in the Company comprising 90% of the Share Capital (the “Shares”) and agrees to transfer legal ownership on the Closing Date to the Purchaser, and the Purchaser hereby purchases from Seller the Shares.

2.2	Purchase Price

(a)	The purchase price for the Shares (the “Purchase Price”) amounts to:

(i)	USD 717,230.55 which shall be paid by Purchaser to the bank account of Seller as provided in Sections 2.2 (b) and 2.2 (c); and

(ii)	CHF 280,988.00, which is equal to the amount of the debt under intercompany loans granted by Seller and/or its affiliates to Company and outstanding as of the Closing Date, as shown in Schedule 2.2(a) (the “InterCo Loans”), shall be paid by the Company to Seller and/or its affiliates under the respective loan agreements on the Closing Date. The Parties agree that Purchaser shall provide the necessary financing to the Company and procure that the Company shall repay all outstanding amounts under the InterCo Loans in full on the Closing Date.

(b)	The Purchase Price shall be payable in immediately available funds (same day value) without any set-off or deductions whatsoever on the Closing Date subject to Section 2.2.(a)(ii).

(c)	At Closing, Purchaser shall pay the Purchase Price to the following bank account subject to Section 2.2.(a)(ii):

[**].

3.	CONDITIONS PRECEDENT TO CLOSING

The consummation of the sale and purchase of the Shares by the Parties shall be subject to the following conditions precedent being satisfied or waived jointly by the Parties in writing, in whole or in part, on or prior to the Closing Date:

(a)	No Judgment or Order

The Closing shall not have been prohibited by a judgment or injunction or other authoritative relief or measure, and there shall be no legal action or application of any Third Person pending before any state court, arbitral tribunal or other authoritative body which seeks to prohibit the Closing.

(b)	Regulatory Approvals

All regulatory approvals necessary for the consummation of the sale and purchase of the Shares hereunder, if any, have been duly obtained by the relevant Party.

4.	CLOSING

4.1	Date and Place of Closing

(a)	The actions set forth in Section 4.2 (Closing Actions of Seller) and Section 4.3 (Closing Actions of Purchaser) (the “Closing”) shall occur, assuming all conditions precedent as per Section 3 (Conditions Precedent to Closing) are satisfied or waived, on 28 October 2022 or on such other date as the Parties may agree in writing (in each case the “Closing Date”) but in any event no later than 31 October 2022.

(b)	The Parties agreed that Closing may continue for more than 1 Business Day until all (but not some only) of the events detailed in Section 4.2 (Closing Actions of Seller) and Section 4.3 (Closing Actions of Purchaser) have occurred, but in any event Closing shall not continue for more than 8 Business Days following the date of this Agreement.

(c)	All deliveries made and actions taken at Closing shall be considered to have been taken place simultaneously as a part of a single transaction and in the proper sequence, and no action shall be considered to have taken place and no delivery shall be considered to have been made until all and each of the below actions and deliveries have been completed by all Parties.

(d)	Closing shall occur at the offices of Walder Wyss AG, Seefeldstrasse 123, CH-8008 in Zurich or at such other place as the Parties may agree in writing.

4.2	Closing Actions of the Seller

Concurrently with and in exchange for the closing actions of Purchaser pursuant to Section 4.3 (Closing Actions of Purchaser), Seller shall, on the Closing Date:

(a)	deliver to the Purchaser a written assignment declaration covering the Shares;

(b)	deliver to Purchaser the circular resolution of the board of directors of the Company acknowledging the transfer of the Shares to the Purchaser;

(c)	deliver to Purchaser the share register of the Company evidencing that Purchaser is registered as the sole shareholder of the Company with full voting power as of the Closing Date;

(d)	following the actions as per Sections (b) and (c) here above and receipt of the confirmation of the payment as per Section 4.3(a), cause all Directors of the Company appointed by Seller to resign with effect as of Closing from their offices without any claim for compensation for director’s fees or otherwise, and deliver to Purchaser signed resignation letters by the aforementioned Directors of the Company;

(e)	deliver to Purchaser a duly executed version of the option agreement as set out in Schedule 4.2(e) (the “Option Agreement”).

4.3	Closing Actions of the Purchaser

Concurrently with and in exchange for the closing actions of Seller pursuant to Section 4.2 (Closing Actions of the Seller), Purchaser shall, at the Closing Date:

(a)	pay the Purchase Price, as indicated in Section 2.2; and

(b)	deliver to Seller signed acceptance declarations of [**] to be elected as a new Director of the Company as of Closing; and

(c)	hold an extraordinary shareholders’ meeting of the Company, at which [**] is elected as a new Director of the Company as of Closing; and

(d)	submit a duly signed application to the commercial register for the record of the changes in composition of the board of directors of the Company;

(e)	provide financing to the Company as provide in Section 2.2. (a) (ii); and

(f)	deliver to Seller the Option Agreement duly executed by the Company; and

(g)	deliver all other documents reasonably required to be delivered by Seller on or prior to the Closing Date pursuant to this Agreement.

4.4	Closing Minutes

At Closing, the Parties shall execute closing minutes confirming the satisfaction or waiver of the conditions precedent to Closing set forth in Section 3 (Conditions Precedent to Closing) and evidencing the occurrence of the closing actions pursuant to Sections 4.2 (Closing Actions of the Seller) and 4.3 (Closing Actions of the Purchaser) (the “Closing Minutes”).

The Closing Minutes shall be prepared, reasonably prior to the Closing Date, by Seller’s legal counsel in cooperation with Purchaser’s legal counsel.

4.5	Non-Performance of the Closing Actions

If a Party does not perform its respective closing actions on or before the Closing Date, such Party shall be deemed in default in accordance with article 102 et seq. CO, and the other Party shall have the rights conferred by the aforementioned provisions of the CO without having to give notice of default.

5.	ACTIONS BETWEEN SIGNING AND CLOSING

5.1	General; Good Faith

From the Signing Date to the Closing Date, each Party shall use its best efforts to procure that the conditions precedent to Closing set forth in Section 3 (Conditions Precedent to Closing) will be satisfied as soon as reasonably possible and in any event on or before Closing Date. The Parties shall promptly inform each other of any facts or circumstances which could lead to a non-satisfaction of any condition precedent to Closing, and shall in all other respects co-operate in good faith to consummate the transactions contemplated by this Agreement.

5.2	Ordinary Course of Business

Except as otherwise provided for in this Agreement or required in light of mandatory laws, Seller shall cause the Business to be operated pending Closing only in the ordinary course, taking all such action as is reasonably necessary or desirable to maintain or enhance existing and prospective business relationships and product development; and the Company shall not take any action or make any agreements or commitments extending beyond the Closing Date except those made in the ordinary course of business, those which may be required to carry out the terms of this Agreement, or those made with Purchaser’s prior written consent.

6.	REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties of the Seller

Subject to the terms, exceptions and limitations contained in this Agreement, including, without limitation, the exceptions set forth in Section 6.3 (Exceptions, Representations and Warranties Exclusive), Seller hereby represents and warrants to Purchaser that each of the statements in this Section 6.1 (Representations and Warranties of the Seller) is true and accurate, unless otherwise specified hereafter, both at the Signing Date and, immediately prior to Closing, at the Closing Date.

6.1.1	Capacity

(a)	This Agreement has been duly and validly executed and delivered by Seller and constitutes valid, legal and binding obligations of Seller, enforceable in accordance with its terms.

(b)	Seller is duly organised and validly existing under the laws of its jurisdiction of organisation and has full power and authority to enter into this Agreement and to perform its obligations under this Agreement.

(c)	The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby have been duly authorised by all requisite action on the part of Seller.

6.1.2	Shares; Legal Title

Seller is the legal and beneficial owner of all the Shares and, at Closing, shall deliver legal and beneficial ownership of such Shares to the Purchaser free and clear from any Encumbrance.

6.1.3	Incorporation and Existence of the Company; Conduct of Business

The Company is duly incorporated and validly existing under the laws of Switzerland. It has at all times carried on its business and conducted its affairs in all respects in accordance with its constitutional documents for the time being in force. The Company has the right to own property and transact business in all jurisdictions in which it transacts business in the manner in which the business is conducted and has all necessary licenses, consents, permits and authorities to do so and it has conducted its business in accordance with all relevant laws of all such jurisdictions.

6.1.4	Records and Financial Statements

All books, accounts and records required by law to be maintained by the Company have been so maintained and were prepared in accordance with the applicable statutory provisions.

The Financial Statements have been prepared in accordance with generally accepted accounting principles (Swiss law) applied on a consistent basis. They fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject to normal audit adjustments in the case of the unaudited financial statements for the first half of the business year 2022.

6.1.5	Assets

The Company is the owner with good and saleable title free from all liens, charges, encumbrances, Security Interests or adverse claims of its assets. All assets used by the Company are in good workable condition save for normal wear and tear having regard to their age and usage and have been regularly maintained.

At Closing, the Company does not hold any cash or cash equivalent.

6.1.6	Debt

At Closing, the Company is free of any financial liabilities except for the InterCo Loans.

6.1.7	Contracts

(a)	No notice of termination has been given with regard to the material contracts which the Company is a party to, and no such notice is expected.

(b)	None of the contracts which the Company is a party to entitles the contract counter party to a compensation (such as finders’ fees, retrocessions or similar) which is not fully reflected in the Financial Statements.

6.1.8	Litigation

There is no litigation, arbitration, administrative, criminal or other procedure or investigation pending against the Company, and, to the Seller’s best knowledge, no such proceedings have been threatened or are to be expected.

6.1.9	Intellectual Property

(a)	The Intellectual Property as set out in Schedule 6.1.9 comprises all the Intellectual Property owned by or licensed to the Company, which is materially relevant for the Company to operate the Business as operated at the date of this Agreement (the “IPRs”).

(b)	No claims have been made or threatened challenging the use, validity or enforceability of the IPRs and no grounds exist which may support such claims.

6.1.10	Taxes

(a)	Since the Company’s foundation, all tax returns required to be filed by or on behalf of the Company prior to the Closing Date and subject to the extension of deadlines for such filings, have been or will be timely filed prior to the Closing Date. All such tax returns were to the Seller’s best knowledge true, correct and complete in all respects and were prepared in accordance with all applicable laws, and

(b)	Since the Company’s foundation, all Taxes of the Company have been or will be timely paid in full, and, where payment of such Taxes is not yet due, such Taxes have been fully accrued or reserved against in the interim accounts.

6.2	Representations and Warranties of Purchaser

Subject to the terms, exceptions and limitations contained in this Agreement, the Purchaser hereby warrants to Seller that each of the statements in this Section 6.2 (Representations and Warranties of the Purchaser) is true and accurate, unless otherwise specified hereafter, both at the Signing Date and, immediately prior to Closing, at the Closing Date.

6.2.1	Capacity

The Purchaser is a citizen of [**] and has full legal capacity, rights and authority to enter into this Agreement and to perform its obligations under this Agreement.

6.2.2	Effects of Execution of Agreement

(a)	This Agreement constitutes valid, legal and binding obligations of Purchaser, enforceable in accordance with its terms. The execution and delivery of this Agreement by Purchaser, and the consummation of the transactions contemplated by this Agreement by Purchaser will be in full compliance with and not violate any agreement to which the Purchaser is a party or any law or order of any court or Governmental Authority binding upon, or applicable to the Purchaser .

(b)	Purchaser has obtained and will obtain all governmental consents or permits of any nature and the consent of its spouse or civil partner (if necessary) to enter into this Agreement and to consummate the transactions contemplated by this Agreement.

6.2.3	Proceedings Pending

There are no actions, suits or proceedings pending against the Purchaser or its affiliate before any court or administrative board, agency or commission that involve a claim by a governmental or regulatory authority, or by a Third Person, that would operate to hinder, or substantially impair, the Closing and the Purchaser is not aware of any such actions, suits or proceedings having been threatened to be filed or instituted against the Purchaser or its affiliate.

6.2.4	Financial Position and Solvency

Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds to pay in cash the Purchase Price to the Seller and fulfil its other payment obligations under this Agreement on the terms and conditions contemplated by this Agreement. He is not insolvent (bankrupt) or unable to pay his debts within the meaning of laws applicable to him.

6.3	Exceptions; Representations and Warranties Exclusive

(a)	The representations and warranties of Seller as set forth in Section 6.1 (Representations and Warranties of the Seller) are the sole and exclusive representations and warranties made by Seller in respect of the subject matter of this Agreement, and no other representations or warranties are made by Seller or relied upon by Purchaser, whether express or implied, whether based on agreement, statutory law or any other ground, other than those explicitly made in Section 6.1 (Representations and Warranties of the Seller). In particular, without limitation, nothing in this Agreement or the disclosed information shall be understood or construed to express or imply any representation or warranty in respect of any budgets, business plans, forward looking statements, development or any other projections of any nature in respect of the Company and/or its Business.

(b)	Purchaser has conducted its own independent investigation of the Company and its Business. Purchaser further acknowledges that it and its representatives have been provided with sufficient access to the personnel, properties and records of the Company for such purpose.

7.	COVENANTS OF PURCHASER

At the next annual shareholders’ meeting of the Company, Purchaser will procure that the Directors of the Company who have resigned on or before the Closing Date are granted discharge from liability for their term of office. Purchaser shall not make, and procure that the Company shall not make, any claim (i) against any director of manager of the Company in connection with their acts or omissions as directors or managers of the Company in the period prior to the Closing, and (ii), without prejudice to Purchaser’s right to bring a claim against the Seller under this Agreement, against the Seller or any of its directors or officers in connection with the Seller’s position as direct or indirect shareholder, or (if any) the Seller’s or any of its directors’ or officers’ shadow directorship (faktische Organschaft) in the Company.

8.	REMEDIES IN CASE OF MISREPRESENTATION OR BREACH OF WARRANTY

8.1	Term of Representations and Warranties

(a)	The representations and warranties of Seller set forth in Section 6.1 (Representations and Warranties of Seller) shall expire, and any claims of Purchaser for a breach thereof shall be forfeited on and precluded from being made (Verwirkung) after the first anniversary of the Closing Date.

(b)	The time period set forth in Section 8.1(a) shall be deemed to be complied with if Seller receives a Notice of Breach in accordance with Section 8.2 (Notice of Breach) within such time period. If Seller does not receive a Notice of Breach in accordance with Section 8.2 within the time period set forth in Section 8.1(a), Purchaser shall be deemed to have waived, and shall have forfeited and be precluded from raising (Verwirkung), any claim or right against Seller for misrepresentation or breach of warranty in respect of such claim.

(c)	If Seller has received a Notice of Breach in accordance with Section 8.2 (Notice of Breach) within the time period set forth in Section 8.1(a), and Seller disputes such breach or claim, Purchaser shall, within a period of three months from the date of its Notice of Breach in respect of such claim, initiate arbitral proceedings in accordance with Section 11(b) (Applicable Law and Dispute Resolution) in respect of such claim. Should Purchaser not initiate arbitral proceedings in accordance with Section 11(b) within such three-month period, any claim or right of Purchaser against the Seller for misrepresentation or breach of warranty in respect of such claim shall be forfeited and precluded from being made (Verwirkung).

8.2	Notice of Breach

Should Purchaser detect any misrepresentation or breach of warranty, or should a Third Party Claim be raised, Purchaser shall, within 30 Business Days from having obtained knowledge of the circumstances of such misrepresentation or breach of warranty or of such Third Party Claim, deliver to Seller a notice in writing describing the facts and the claim in reasonable detail (the “Notice of Breach”). If Purchaser fails to so deliver a Notice of Breach within such period of time, the respective claims of Purchaser for misrepresentation or breach of warranty shall be forfeited and precluded from being made (Verwirkung).

8.3	Remedies of the Purchaser

In the event of a breach by Seller of the representations and warranties set forth in Sections 6.1 (Representations and Warranties of the Seller) which breach has been notified by the Purchaser in accordance with Section 8.1 (Term of Representations and Warranties) and Section 8.2 (Notice of Breach), subject to the exclusions and limitations set forth in Section 8.4 (Limitation and Exclusion of Remedies of the Purchaser) and Section 9.1 (Limitation of Seller’s Liability under this Agreement), Seller shall:

(a)	have the right, within 90 Business Days from receipt of the Notice of Breach, to put the Company in the position in which it would be, had no such misrepresentation or breach of warranty occurred; and

(b)	to the extent that such remedy cannot be effected or is not effected within such period of time, reimburse Purchaser for the direct losses actually suffered and incurred by the latter, yet in any case excluding consequential damages, loss of profits and punitive damages.

8.4	Limitation and Exclusion of Remedies of the Purchaser

The Seller’s obligation to remedy a misrepresentation or breach of warranty in accordance with Section 8.3 (Remedies of the Purchaser) shall be excluded if and to the extent that (i) any matter, fact or circumstance that would otherwise give rise to a misrepresentation or breach of warranty is or reasonably should have been known to the Purchaser or its representatives as of the Signing Date, or (ii) has been disclosed to Purchaser in the Due Diligence.

8.5	Remedies of the Seller

The representations and warranties of the Purchaser set forth in Section 6.2 (Representations and Warranties of the Purchaser) shall be valid for a period of one year from the Closing Date. The provisions of Section 8.2 (Notice of Breach) and Section 8.3 (Remedies of the Purchaser) shall apply by analogy in the event of a breach by the Purchaser of any of its representations and warranties set forth in Section 6.2.

8.6	Time Limitations and Remedies Exclusive

(a)	No statutory examination or notification requirements shall apply to this Agreement. The provisions contained in Section 6.1 (Representations and Warranties of the Seller), Section 6.2 (Representations and Warranties of the Purchaser) Sections 8.1 (Term of Representations and Warranties), 8.2 (Notice of Breach) and Section 8.3 (Remedies of the Purchaser) shall supersede the provisions of articles 201 and 210 CO, which shall not be applicable to this Agreement.

(b)	The remedies set forth in this Section 8 (Remedies in case of Misrepresentation or Breach of Warranty) for misrepresentation or breach of warranty shall be in lieu of and supersede any remedies provided for or available under applicable laws, and the Parties hereby waive, to the fullest extent possible under mandatory provisions of applicable laws, any such other remedies not set forth in this Section 8. In particular, without limitation, articles 192 et seq. CO and articles 197 et seq. CO (including article 97 CO to the extent that it applies to misrepresentations or breaches of warranties) and the rules of culpa in contrahendo shall not apply to this Agreement, and the Parties hereby explicitly waive any rights thereunder, as well as any right to partially or fully rescind or challenge the validity of this Agreement under article 23 et seq. CO or article 205 CO.

9.	LIMITATIONS OF SELLER’S LIABILITY; THIRD PARTY CLAIMS

9.1	Limitations of Seller’s Liability under this Agreement

(a)	Except where specifically provided otherwise in this Agreement, the Seller shall be liable for any claim of the Purchaser under or in connection with this Agreement, including, without limitation, for a misrepresentation or breach of warranty in accordance with Section 8.3(b) (Remedies of the Purchaser) only:

(i)	if and to the extent that the Seller has not otherwise remedied a breach under this Agreement as permitted by this Agreement; and

(ii)	if such claim on a stand-alone basis exceeds the amount of CHF 10,000 (the “De Minimis Amount”), it being understood and agreed that any and all claims exceeding such amount shall be taken into account in full and several claims based on the same set of facts or origin shall be deemed to be one claim for the purposes of this Section 9.1(a)(ii); and

(iii)	if and to the extent that all claims of the Purchaser under this Agreement taken together do not exceed the maximum aggregate liability of the Seller under this Agreement of CHF 100,000 (the “Cap”), except for such claims which are caused by fraud or wilful misconduct on the part of the Seller for which the Cap shall not apply.

(b)	The liability of the Seller for any claim of the Purchaser under or in connection with this Agreement, including, without limitation, for a misrepresentation or breach of warranty in accordance with Section 8.3(b) (Remedies of the Purchaser) which qualifies for reimbursement in accordance with Section 9.1(a), shall further be limited or reduced:

(i)	if and to the extent that facts, matters or circumstances which give rise to a claim against the Seller in accordance with this Agreement has been disclosed to the Purchaser as part of its Due Diligence;

(ii)	if and to the extent that facts, matters or circumstances which give rise to a claim against the Seller in accordance with this Agreement result in any financial benefits or financial advantages for the Company, the Purchaser or any affiliate of the Purchaser, in which event the Seller’s liability will be reduced by the amount equal to any such benefits and advantages;

(iii)	if and to the extent that such claim has been caused or increased by a failure of the Purchaser or any of its affiliates or, as from the Closing Date, the Company, to comply with the duty to mitigate the damage; and

(iv)	if and to the extent that such claim arises or is increased as a result of any new legislation, regulation, rule of law or practice not in force at the Signing Date or any amendment of any legislation, regulation, rule of law or practice after the Signing Date.

9.2	Third Party Claims

(a)	If a third party claim, or a series of third party claims based on the same set of facts or origin, is brought or threatened to be brought after the Closing Date and which has been notified by the Purchaser in accordance with Section 8.2 (the Third Party Claims):

(i)	the Seller shall have the right (but not the obligation) to defend, at its own cost and expense, by its own counsel and, to the extent possible, in its own name, such Third Party Claim or claims, and the Purchaser shall use its commercially reasonable efforts to assist the Seller in the defence of such Third Party Claims at its own cost and expense, including, without limitation, by promptly providing to the Seller all documentation and access to the books, records, premises and representatives of the Purchaser, the Company and their respective affiliates, and by promptly providing all other support in relation to such Third Party Claim as requested by the Seller or its counsel, provided that the Purchaser shall have the right to participate, at its own cost and expense, in the defence of such Third Party Claims; or

(ii)	to the extent that the Seller does not defend such Third Party Claim or claims in accordance with Section 9.2(a)(i), the Purchaser shall oppose and defend, and cause the Company to oppose and defend, such Third Party Claim in accordance with the instructions of the Seller at Seller’s cost and expense and with legal counsel designated by the Seller or, failing such instruction and/or election, at the Purchaser’s cost and expenses and with the Purchaser’s counsel. The Purchaser and the Company shall not settle any such Third Party Claim without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed.

(b)	The Purchaser shall have the right at any time to compromise any liability asserted against the Purchaser, its affiliates, the Company under any Third Party Claim or to settle any Third Party Claim. Any such compromise or settlement shall be deemed to constitute a full, irrevocable and unconditional waiver by the Purchaser of any claims under this Agreement against the Seller in respect of such Third Party Claim.

10.	MISCELLANEOUS

10.1	Entire Agreement; Amendments

(a)	This Agreement constitutes the entire agreement of the Parties regarding the transaction contemplated by this Agreement and supersedes all previous agreements or arrangements, negotiations, discussions, correspondence, undertakings and communications, whether oral or in writing, explicit or implied.

(b)	This Agreement including this Section shall be modified only by an agreement in writing executed by the Parties which shall explicitly refer to this Section 10.1.

10.2	No Waiver

The failure of either of the Parties to enforce any of the provisions of this Agreement or any rights with respect to this Agreement shall in no way be considered as a waiver of such provisions or rights or in any way affect the validity of this Agreement. The waiver of any breach of this Agreement by either Party shall not operate or be construed as a waiver of any other prior or subsequent breach.

10.3	Severability

If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall, if possible, be adjusted rather than voided, in order to achieve a result which corresponds to the fullest possible extent to the intention of the Parties. The nullity or adjustment of any provision of this Agreement shall not affect the validity and enforceability of any other provision of this Agreement, unless this appears to be unreasonable for any of the Parties.

10.4	Notices

(a)	Any notice, request or instruction to be made under or in connection with this Agreement shall be made in writing and be delivered by registered mail or courier or by facsimile or by e-mail (in case of facsimile or email to be confirmed in writing delivered by registered mail or courier) to the following addresses (or such other addresses as may from time to time have been notified according to this Section 10.4):

(i)	If to the Seller:

Altamira Therapeutics Ltd., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Thomas Meyer, CEO

E-mail: [**]

(ii)	If to the Purchaser:

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(b)	Any notice, request or instruction made under or in connection with this Agreement shall be deemed to have been delivered on the Business Day on which it has been received (by courier, postal service, facsimile or email) by the recipient thereof.

10.5	Confidentiality

Subject to Section 10.6 (Press Releases), neither the Seller nor the Purchaser shall, without the prior written consent of the other Party, disclose to any Third Person and each shall keep in strict confidence this Agreement, its contents, and all information received and acquired in connection with the negotiation of this Agreement.

10.6	Press Releases

All public announcements or press releases issued in connection with the transaction contemplated by this Agreement shall only be published after the Seller and the Purchaser shall have consulted and agreed on the contents and the timing of such public announcements or press releases.

Nothing in this Agreement shall restrict or prohibit:

(a)	any announcement or disclosure required by statutory law or by any competent judicial or regulatory authority or by any competent securities exchange (in which case the Parties shall cooperate in good faith, if possible, in order to agree on the content of any such announcement prior to it being made);

(b)	the Seller or the Purchaser from making any disclosure to any of its or their directors, officers, employees, agents or advisors who are required to receive such information to carry out their duties (conditional upon any such person agreeing to keep such information confidential in accordance with Section 10.5 (Confidentiality) or a requirement of applicable law).

10.7	Assignment

(a)	Subject to Section 10.7(b), neither Party shall assign this Agreement or any rights, claims, obligations or duties under this Agreement to any Person without the prior written consent of the other Party.

(b)	Seller shall have the right to assign this Agreement in whole to any of its affiliates; provided that in the event of such assignment, Seller shall (i) remain liable for the assignee’s obligations and duties under this Agreement, and (ii) indemnify Purchaser and hold Purchaser fully harmless from all damage incurred by Purchaser as a result of such assignment.

10.8	Cost and Expenses; Taxes

Unless provided otherwise in this Agreement, each Party shall bear all its Taxes, costs and expenses incurred by it in connection with the transactions contemplated by this Agreement.

10.9	Form Requirements

This Agreement and all ancillary documents related thereto may be executed in writing or in electronic form (such as an electronic file which contains a scan of the wet ink signature or signed by Skribble, DocuSign or AdobeSign or a similar tool) and be delivered by electronic mail or another transmission method (unless otherwise is required by law); the counterpart so executed and delivered shall be deemed to have been duly executed and validly delivered and be valid and effective for all purposes.

11.	APPLICABLE LAW AND DISPUTE RESOLUTION

(a)	This Agreement shall be subject to and governed by Swiss substantive law.

(b)	Any dispute, controversy or claim arising out of or in relation to this Agreement, including the validity, invalidity, breach or termination hereof, shall be settled by arbitration in accordance with the Swiss Rules of International Arbitration of the Swiss Chambers of Commerce in force on the date when the Notice of Arbitration is submitted in accordance with such rules. The number of arbitrators will be three. The seat of the arbitration will be in Zurich, Switzerland. The arbitral proceedings will be conducted in English.

[Signature page follows this page]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above written.

Altamira Therapeutics Ltd.		Purchaser

/s/ Thomas Meyer		/s/ [**]
Name:	Mr. Thomas Meyer	Name:	[**]
Title:	CEO

Schedule 1

Defined Terms

The capitalised terms used in the Agreement shall have the meaning ascribed to them in this Schedule 1.

“Agreement” shall mean this share purchase agreement between the Seller and the Purchaser regarding the sale and purchase of all Shares, including all Schedules hereto.

“Business” shall mean the business of the Company carried on by the Company as at the date of this Agreement;

“Business Day” shall mean any day, other than a Saturday or Sunday, on which banks are generally open for the transaction of normal commercial business in Zurich.

“Cap” shall have the meaning set forth in Section 9.1(a)(iii).

“Closing” shall have the meaning set forth in Section 4.1(a).

“Closing Date” shall have the meaning set forth in Section 4.1(a).

“Closing Minutes” shall have the meaning set forth in Section 4.4 (Closing Minutes).

“CO” shall mean the Swiss Code of Obligations (Obligationenrecht) of March 30, 1911, as amended.

“Company” shall mean Zilentin AG, as further specified in Recital (B).

“Due Diligence” shall have the meaning set forth in Recital (C).

“Encumbrance” shall mean any pledge, mortgage, indenture, lien, charge, encumbrance or other Security Interest or any right of first refusal or pre-emption right, or any approval or consent required from another Person for the exercise or full vesting of a right or title, whether based on agreement or undertaking or arising by the operation of law or otherwise.

“Financial Statements” shall mean (i) the unaudited financial statements of the Company (comprising of a balance sheet and a profit and loss account for the business years 2020-2021, on a stand-alone basis, and (ii) the unaudited financial statements of the Company (comprising of a balance sheet and a profit and loss account) for the first half year of 2022, on a consolidated basis.

“Governmental Authority” shall mean any (i) federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency, (ii) court tribunal or administrative hearing body, (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, (iv) any state-owned, state-controlled, or state-operated entity or enterprise, or (v) any public international organization (such as the World Bank, United Nations, World Trade Organization, etc.).

“Intellectual Property” shall mean patents, rights to inventions, utility models, copyright, trademarks, service marks, trade, business and domain names, rights in trade dress or get-up, rights in goodwill, rights in designs, rights in computer software, rights in confidential information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications for and renewals or extensions of such rights, and all similar or equivalent rights or forms of protection in any part of the world.

“InterCo Loans” shall have the meaning set forth in Section 2.2. (a)(i).

“Liabilities” shall mean any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, mature or unmatured or determined or indeterminable.

“Notice of Breach” shall have the meaning set forth in Section 8.2 (Notice of Breach).

“Option Agreement” shall have the meaning set forth in Section 4.2(e).

“Party” shall mean either of, and “Parties” shall mean both of, the Seller and the Purchaser.

“Person” shall mean any individual person (natürliche Person), any corporation, company, association, foundation or other incorporated legal entity (juristische Person), any general or limited partnership or other non-incorporated organisation (Rechtsgemeinschaft) doing business, or any state, governmental or other authoritative administration, entity or body.

“Purchase Price” shall have the meaning set forth in Section 2.2(a) (Purchase Price).

“Schedule” shall mean a schedule attached to the Agreement.

“Section” shall mean a section of the Agreement.

“Security Interest” shall mean any interest of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above.

“Seller’s Warranties” shall mean the statements made by the Seller in Section 6.1.

“Share Capital” shall have the meaning set forth in Recital (B).

“Shares” shall have the meaning set forth in Section 2.1.

“Signing Date” shall mean the date of the Agreement as set forth on the cover page of the Agreement.

“Taxes” shall mean all tax liabilities payable by any Person to any competent tax authority in any jurisdiction, in particular (without limitation) personal and corporate income taxes, capital taxes, issuance duties, transfer duties and other stamp duties, withholding taxes, value added taxes and customs duties, including any related interest, penalties, costs and expenses.

“Tax Returns” shall mean all returns applications, and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Governmental Authority relating to Taxes, including any amendments thereof or attachments thereto.

“Third Party Claims” shall have the meaning set forth in Section 9.2.

“Third Person” shall mean any Person which is not under the control of, has no control over, and does not act on the account (auf Rechnung) of, any Seller, the Purchaser, the Company or any of their respective affiliates.

Schedule 2.2(a)

INTERCOMPANY LOANS

Lender	Currency	Amount	UBS Account
Altamira Therapeutics Ltd.	CHF	180,100.00	[**]
Altamira Medica Ltd.	CHF	19,975.00	[**]
Auris Medical Ltd.	CHF	80,913.00	[**]
Total	CHF	280,988.00

Schedule 4.2(e)

THE FORM OF OPTION AGREEENT

Schedule 6.1.8

INTELLECTUAL PROPERTY

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